SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

eHi Car Services Limited
(Name of Issuer)

Class A Common Shares, par value $0.001 per share
(Title of Class of Securities)

26853A100
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26853A100	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON SRS Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,334,864*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,334,864*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,864*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%*
12	TYPE OF REPORTING PERSON IA, OO

* Includes 4,701,530 Class A common shares, par value $0.001 per share ("Class A Shares") held in the form of 2,350,765 American Depositary Shares ("ADSs").

CUSIP No. 26853A100	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Karthik R. Sarma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,334,864*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,334,864*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,864*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%*
12	TYPE OF REPORTING PERSON IN, HC

* Includes 4,701,530 Class A Shares held in the form of 2,350,765 ADSs.

CUSIP No. 26853A100	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER

eHi Car Services Limited (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People's Republic of China.
Item 2(a).	NAME OF PERSON FILING

This Statement is being filed by SRS Investment Management, LLC, a Delaware limited liability company (the "Investment Manager"), and Karthik R. Sarma, the Managing Member of the Investment Manager ("Mr. Sarma" and, together with the Investment Manager, the "Reporting Persons").

This Statement relates to the Class A Shares (as defined herein) held for the accounts of SRS Partners I Mauritius Limited (the "Mauritius I") and SRS Partners II Mauritius Limited ("Mauritius II" and, together with Mauritius I, the "Funds"). The Investment Manager serves as investment manager to the Funds. Mr. Sarma is the managing member and sole control person over the Investment Manager. In such capacities, Mr. Sarma and the Investment Manager may be deemed to have voting and dispositive power with respect to the Class A Shares held for the Funds.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The principal business office of each of the Reporting Persons is 1 Bryant Park, 39th Floor, New York, NY 10036.

Item 2(c).	CITIZENSHIP
The Investment Manager is a Delaware limited liability company. Mr. Sarma is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A Common Shares, par value $0.001 per share (the "Class A Shares")

Item 2(e).	CUSIP NUMBER
26853A100

CUSIP No. 26853A100	13G/A	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	OWNERSHIP

Item 4(a)	Amount Beneficially Owned
As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of 8,334,864 Class A Shares. This amount consists of 3,984,065 Class A Shares held for the account of the Mauritius I (including 2,247,332 Class A Shares held in the form of 1,123,666 ADSs) and 4,350,799 Class A Shares held for the account of the Mauritius II (including 2,454,198 Class A Shares held in the form of 1,227,099 ADSs).

Item 4(b)	Percent of Class:
As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of approximately 12.6% of the total number of Class A Shares outstanding. The percentages used herein and in the rest of this Schedule 13G/A are calculated based 65,784,925 Class A Shares outstanding as of December 31, 2015 based on information and belief.

CUSIP No. 26853A100	13G/A	Page 6 of 7 Pages

Item 4(c)	Number of Shares of which such person has:

Investment Manager and Mr. Sarma:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 8,334,864*
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 8,334,864*

* Includes 4,701,530 Class A Shares held in the form of 2,350,765 ADSs.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
This Item 5 is not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
See disclosure in Item 2 hereof.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
This Item 8 is not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
This Item 9 is not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 26853A100	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SRS INVESTMENT MANAGEMENT, LLC

/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

KARTHIK R. SARMA

/s/ Karthik R. Sarma

February 16, 2016